Mail Stop 3720

August 25, 2006

Via U.S. Mail and Fax (212-849-5948)

Mr. Adolfo Cerezo Pérez
Chief Financial Officer
Teléfonos de México, S.A. de C.V.
Parque Vía 190,
Colonia Cuauhtémoc,
06599 México, D.F., México

>   **Re**:   **Teléfonos de México, S.A. de C.V.**
>   **Form 20-F for the Year Ended December 31, 2005**
>   **File No. 001-32741**

Dear Mr. Pérez:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Financial Statements and Notes

Consolidated Balance Sheets, page F-3

1.   We note your presentation of line item "Restatement increment" within
        stockholders' equity. Advise us and disclose, in future filings, the nature of this
        line item. Also advise us if this is a difference between US and Mexican GAAP,
        and tell us where you have accounted for it in Note 19.

Note 12.Commitments and Contingencies, page F-42

2.   We note your disclosures of various loss contingencies from pages F-42 to F-46.
        Advise us and disclose, in future filings, your accounting policy (recognition and
        measurement) for loss contingencies. If your policy differs from that of US
        GAAP (SFAS 5 and FIN 14), tell us how you have accounted for the difference in
        Note 19.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director